

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via U.S. Mail and Facsimile to (412) 364-4120

Keith Simpson
Vice-President, Treasurer and Chief Accounting Officer
WVS Financial Corp.
9001 Perry Highway
Pittsburgh, Pennsylvania 15237

> **Re:** **WVS Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **File No. 0-22444**

Dear Mr. Simpson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Michael C. Volley
Staff Accountant